17 MAY 1999


                    DOW JONES AND REUTERS COMBINE INTERACTIVE
                               BUSINESS SERVICES

  NEW VENTURE WILL OFFER COMBINED INTERNET PRODUCT TO GLOBAL CORPORATE DESKTOP
                                     MARKET

London - Dow Jones and Company and Reuters announced today that they have agreed to combine their interactive business services, Dow Jones Interactive and Reuters Business Briefing.

The agreement will result in the formation of a new joint venture, Dow Jones Reuters Business Interactive LLC, with combined 1998 revenues of more than US$225 million. The new company will be a leading global service provider of proprietary and third-party business information to corporate and professional markets. Importantly, it will target business professionals at their desktops through Internet distribution.

Dow Jones Reuters Business Interactive LLC will develop an innovative new web-based service to provide corporate news, information and research data for many categories of business professionals. It is currently planned to launch this product, with its innovative features and functionality, within 12 months. Before the new product is launched, both Dow Jones and Reuters will provide proprietary content to one another's existing products enabling their respective customers to access and benefit from their combined information sources.

Both companies believe that the potential for developing the business information market for corporate users is significant. Independent research indicates that there are some five million potential corporate users worldwide, and that the corporate information market may be worth some US$6 billion by 2002. The new company will be well positioned to benefit from the growth in this market. It will provide multiple language content and interfaces and will extend its penetration into developed markets in North America and Western Europe and exploit emerging markets in Asia, Eastern Europe and Latin America.

PETER JOB, Reuters chief executive, said: "The business information market is growing rapidly. To benefit fully from its growth one needs size, considerable information access and a leading market position. This combination provides those attributes and offers both partners excellent opportunities to realise the potential of the business information market worldwide, particularly through exploiting Internet technology. We are delighted to have been able to bring about this venture."

PETER KANN, chairman and chief executive officer, Dow Jones and Company, said:
"Combining Dow Jones Interactive and Reuters Business Briefing will bring together the leading, state-of-the-art business `current awareness' and archival services in North America, Europe and Asia, which we expect to be a `must-have' offering for every corporate desktop worldwide. We're thrilled to have completed this agreement."

The new joint venture company will be owned equally by Reuters and Dow Jones with a board of directors comprising representatives from the two companies. Its president and chief executive will be Timothy Andrews, currently vice president and editor of enterprise products for Dow Jones Interactive Publishing. The non-executive chairmanship of the board will rotate between the two parent companies. Rob Rowley, Reuters finance director, will be the first to hold the position.

Dow Jones Interactive, formerly known as Dow Jones News/Retrieval, provides archival material from The Wall Street Journal and Dow Jones Newswires and more than 6,000 other publications and is currently available on more than 650,000 desktops around the world. Reuters Business Briefing delivers to over 6,000 corporations and financial institutions a database of over 4,000 sources including leading newspapers, newswires, trade journals and magazines as well as archived Reuters news wires.

The new venture will have archival rights to The Wall Street Journal, including its international editions, and be able to access extensive content from more than 7,000 international business news and information sources in 20 languages, with user interfaces in 11 of these languages.

The new venture does not involve the two companies' consumer Internet products, including The Wall Street Journal Interactive Edition and Reuters digital new media products, nor their competing real-time financial newswires.

End

CONTACT:

REUTERS:

Geoff Wicks                                                Tel: +44 171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter V. Thomas                                            Tel: +44 171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Robert Crooke                                              Tel: (212) 603 3587
Vice President, Media Relations, Reuters America Inc.
robert.crooke@reuters.com

Nancy Bobrowitz                                            Tel: (212) 603 3345
Vice President, Investor Relations, Reuters America Inc.
nancy.bobrowitz@reuters.com

DOW JONES & COMPANY

Richard Tofel                                              Tel: (212) 416 2951
Vice President, Corporate Communications dick.tofel@dowjones.com

                       VALERIE GERARD TEL: (212) 416 2687
Director of Investor Relations
valerie.gerard@dowjones.com

Brigitte Trafford                                          Tel: +44 171 842 9690
Director of Corporate Communications, London brigitte.trafford@dowjones.com


NOTE TO EDITORS

PRESS BRIEFINGS

                             NEW YORK - 17 MAY 1999:
There will be a press conference in New York today at 4pm (BST). UK and European press may listen in to this event by dialling:

Domestic (US) 800 633 8763
International: 001 212 346 6423
(Quoting reservation number 12376646 for both)

London - 18 May 1999:
Timothy Andrews (CEO, Dow Jones Reuters Business Interactive LLC) and Michele Lally (Director, Reuters Corporate Information Group) will be available to brief the press and answer questions on Tuesday 18 May at 2.30pm.

The press briefing will take place at:
Financial Dynamics, 30 Furnival Street, London EC4.
Registration and coffee from 2.15pm

For further information or to register, please contact:
Shirley Andrew / Bridget Currie, Financial Dynamics, tel: 0171 831 3113

ABOUT DOW JONES & COMPANY

In addition to Dow Jones Interactive, Dow Jones & Company publishes The Wall Street Journal and its international and Interactive editions, Dow Jones Newswires, Dow Jones Indexes, Barron's and SmartMoney magazines and other periodicals, and the Ottaway group of community newspapers. Dow Jones is co-owner of the CNBC television operations in Europe and Asia, and also provides news content to CNBC in the U.S.

For more details see www.dj.com

ABOUT REUTERS

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users located in 57,900 organisations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at 31 December 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaux serving 157 countries. News is published in 23 languages.

For more details see www.reuters.com/aboutreuters

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE SIZE OF THE CORPORATE DESKTOP MARKET FOR ON-LINE BUSINESS INFORMATION AND RESEARCH SERVICES AND THE EXTENT TO WHICH THAT MARKET GROWS; COMPETITION FROM OTHER ON-LINE AND TRADITIONAL BUSINESS INFORMATION SERVICES; DIFFICULTIES OR DELAYS THAT MAY BE ENCOUNTERED IN THE DEVELOPMENT, PRODUCTION, TESTING OR IMPLEMENTATION OF NEW PRODUCTS; AND SUCH OTHER RISK FACTORS AS HAVE BEEN OR MAY BE INCLUDED FROM TIME TO TIME IN THE REPORTS THAT REUTERS GROUP PLC OR DOW JONES & COMPANY, INC. FILE WITH THE SEC.